Exhibit 99.1

Pinduoduo Announces First Quarter 2021 Unaudited Financial Results

SHANGHAI, CHINA, May 26, 2021 (GLOBE NEWSWIRE) – Pinduoduo Inc. (“Pinduoduo” or the “Company”) (NASDAQ: PDD), China’s largest agriculture and interactive commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Highlights

•	Total revenues in the quarter were RMB22,167.1 million (US$[1]3,383.4 million), an increase of 239% from RMB6,541.1 million in the same quarter of 2020.

•	Average monthly active users[2] in the quarter was 724.6 million, an increase of 49% from 487.4 million in the same quarter of 2020.

•	Active buyers[3] in the twelve-month period ended March 31, 2021 was 823.8 million, an increase of 31% from 628.1 million in the twelve-month period ended March 31, 2020.

•	Operating loss in the quarter was RMB4,147.0 million (US$633.0 million), compared with operating loss of RMB4,397.2 million in the same quarter of 2020. Non-GAAP[4] operating loss in the quarter was RMB3,174.1 million (US$484.5 million), compared with operating loss of RMB3,587.9 million in the same quarter of 2020.

•	Net loss attributable to ordinary shareholders in the quarter was RMB2,905.4 million (US$ 443.5 million), compared with RMB4,119.3 million in the same quarter of 2020. Non-GAAP net loss attributable to ordinary shareholders in the quarter was RMB1,890.3 million (US$288.5 million), compared with RMB3,169.6 million in the same quarter of 2020.

“Our growing scale gives us both greater capacity and responsibility to live up to our mission to ‘benefit all’,” said Mr. Lei Chen, Chairman and Chief Executive Officer of Pinduoduo. “We envision Pinduoduo as a platform that not only facilitates the trading of goods and services but also serves as a conduit for turning ideas into solutions to everyday problems.”

1 This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at a specified rate solely for the convenience of the reader. Unless otherwise noted, the translation of RMB into US$ has been made at RMB6.5518 to US$1.00, the noon buying rate in effect on March 31, 2021 as set forth in the H.10 Statistical Release of the Federal Reserve Board.

2 “Monthly active users” refers to the number of user accounts that visited the Pinduoduo mobile app during a given month, which does not include those that accessed the platform through social networks and access points.

3 “Active buyers” in a given period refers to the number of user accounts that placed one or more orders (i) on the Pinduoduo mobile app, and (ii) through social networks and access points in that period, regardless of whether the products and services are actually sold, delivered or returned.

4 The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain on extinguishment. See “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

“We remain laser-focused on serving our users and anticipating what they need, and doing so in a way that is respectful of the community and environment,” added Mr. David Liu, Vice President of Strategy. “We will continue to engage our users, merchants and partners in improving all aspects of our services.”

“We continued to deliver strong results in the first quarter and remain disciplined,” said Mr. Tony Ma, Vice President of Finance. “Our total revenues, excluding contribution from merchandise sales, for the first quarter 2021 increased 161% from the prior year, while our non-GAAP operating and net losses narrowed at the same time.”

First Quarter 2021 Unaudited Financial Results

Total revenues were RMB22,167.1 million (US$3,383.4 million), an increase of 239% from RMB6,541.1 million in the same quarter of 2020. The increase was primarily due to an increase in revenues from online marketing services and contribution from merchandise sales.

•	Revenues from online marketing services and others were RMB14,111.5 million (US$2,153.8 million), an increase of 157% from RMB5,492.3 million in the same quarter of 2020.

•	Revenues from transaction services were RMB2,931.5 million (US$447.4 million), an increase of 180% from RMB1,048.8 million in the same quarter of 2020.

•	Revenues from merchandise sales were RMB5,124.1 million (US$782.1 million), an increase of RMB5,124.1 million from nil in the same quarter of 2020.

Total costs of revenues were RMB10,746.1 million (US$1,640.2 million), an increase of 487% from RMB1,830.2 million in the same quarter of 2020. The increase was mainly due to costs attributable to merchandise sales, higher cost of payment processing fees, cloud services fees, and delivery and storage fees.

Total operating expenses were RMB15,568.0 million (US$2,376.1 million), compared with RMB9,108.0 million in the same quarter of 2020.

•	Sales and marketing expenses were RMB12,997.4 million (US$1,983.8 million), an increase of 78% from RMB7,296.6 million in the same quarter of 2020, mainly due to an increase in advertising expenses and promotion and coupon expenses.

•	General and administrative expenses were RMB351.9 million (US$53.7 million), an increase of 4% from RMB338.3 million in the same quarter of 2020.

•	Research and development expenses were RMB2,218.7 million (US$338.6 million), an increase of 51% from RMB1,473.2 million in the same quarter of 2020. The increase was primarily due to an increase in headcount and the recruitment of more experienced R&D personnel and an increase in R&D-related cloud services expenses.

Operating loss was RMB4,147.0 million (US$633.0 million), compared with operating loss of RMB4,397.2 million in the same quarter of 2020. Non-GAAP operating loss was RMB3,174.1 million (US$484.5 million), compared with operating loss of RMB3,587.9 million in the same quarter of 2020.

Net loss attributable to ordinary shareholders was RMB2,905.4 million (US$443.5 million), compared with RMB4,119.3 million in the same quarter of 2020. Non-GAAP net loss attributable to ordinary shareholders was RMB1,890.3 million (US$288.5 million), compared with RMB3,169.6 million in the same quarter of 2020.

Basic and diluted net loss per ADS were RMB2.33 (US$0.36), compared with RMB3.54 in the same quarter of 2020. Non-GAAP basic and diluted net loss per ADS were RMB1.52 (US$0.23), compared with RMB2.73 in the same quarter of 2020.

Net cash flow used in operating activities was RMB3,724.5 million (US$568.5 million), compared with RMB567.1 million in the same quarter of 2020, primarily due to an increase in restricted cash outflow due to seasonality, offset by increase in online marketing services revenues.

Cash, cash equivalents and short-term investments were RMB83.4 billion (US$12.7 billion) as of March 31, 2021, compared with RMB87.0 billion as of December 31, 2020.

Recent Development

As of April 30, 2021, US$756.4 million of the 0% convertible bonds due in 2024 have been converted into newly issued ADSs.

Conference Call

The Company will host a conference call to discuss the earnings at 7:30 AM U.S. Eastern Time on Wednesday, May 26, 2021 (7:30 PM Beijing/Hong Kong Time on Wednesday, May 26, 2021).

The conference call will be webcast live at https://investor.pinduoduo.com/investor-events. The webcast will be available for replay at the same website following the conclusion of the call.

Use of Non-GAAP Financial Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP operating loss and non-GAAP net loss attributable to ordinary shareholders, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s non-GAAP financial measures exclude share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain on extinguishment.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. The Company believes that the non-GAAP financial measures help identify underlying trends in its business by excluding the impact of share-based compensation expenses, fair value change of long-term investments, and interest expenses related to the convertible bonds’ amortization to face value and gain on extinguishment, which are non-cash charges. The Company also believes that the non-GAAP financial measures could provide further information about the Company’s results of operations, and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations and do not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of Non-GAAP Measures to The Most Directly Comparable GAAP Measures” set forth at the end of this press release.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue” or other similar expressions. Among other things, the business outlook and quotations from management in this announcement, as well as Pinduoduo’s strategic and operational plans, contain forward-looking statements. Pinduoduo may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including but not limited to statements about Pinduoduo’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Pinduoduo’s growth strategies; its future business development, results of operations and financial condition; its ability to understand buyer needs and provide products and services to attract and retain buyers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to rely on merchants and fourth-party logistics service providers to provide delivery services to buyers; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with merchants; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of China’s e-commerce market; PRC governmental policies and regulations relating to Pinduoduo’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Pinduoduo’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Pinduoduo undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Pinduoduo Inc.

Pinduoduo is a mobile-only marketplace that connects millions of agricultural producers with consumers across China. Pinduoduo aims to bring more businesses and people into the digital economy so that local communities can benefit from the increased productivity and convenience through new market opportunities.

For more information on Pinduoduo news and industry trends, please visit the content hub at https://stories.pinduoduo-global.com/.

For investor and media inquiries, please contact:

Pinduoduo Inc.

investor@pinduoduo.com

internationalmedia@pinduoduo.com

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	22,421,189	17,012,978	2,596,688
Restricted cash	52,422,447	47,297,740	7,219,045
Receivables from online payment platforms	729,548	699,203	106,719
Short-term investments	64,551,094	66,342,813	10,125,891
Amounts due from related parties	4,240,069	4,131,179	630,541
Prepayments and other current assets	5,159,531	4,152,823	633,845
Total current assets	149,523,878	139,636,736	21,312,729

Non-current assets
Property, equipment and software, net	202,853	227,917	34,787
Intangible asset	1,276,751	1,169,499	178,500
Right-of-use assets	629,827	651,701	99,469
Other non-current assets	7,275,305	11,733,999	1,790,958
Total non-current assets	9,384,736	13,783,116	2,103,714

Total Assets	158,908,614	153,419,852	23,416,443

PINDUODUO INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”))

	As of
	December 31, 2020	March 31, 2021
	RMB	RMB	US$
		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Amounts due to related parties	3,385,863	4,885,267	745,637
Customer advances and deferred revenues	2,423,190	1,786,246	272,634
Payable to merchants	53,833,981	49,360,986	7,533,958
Accrued expenses and other liabilities	11,193,372	10,609,374	1,619,307
Merchant deposits	10,926,319	11,589,459	1,768,897
Short-term borrowings	1,866,316	634,995	96,919
Lease liabilities	253,036	271,940	41,506
Total current liabilities	83,882,077	79,138,267	12,078,858

Non-current liabilities
Convertible bonds	14,432,792	11,502,472	1,755,620
Lease liabilities	414,939	418,330	63,850
Other non-current liabilities	2,918	2,467	377
Total non-current liabilities	14,850,649	11,923,269	1,819,847

Total Liabilities	98,732,726	91,061,536	13,898,705

Shareholders’ equity
Ordinary shares	159	161	25
Additional paid-in capital	86,698,660	91,270,473	13,930,595
Accumulated other comprehensive loss	(1,047,728)	(531,699)	(81,153)
Accumulated deficits	(25,475,203)	(28,380,619)	(4,331,729)
Total Shareholders’ Equity	60,175,888	62,358,316	9,517,738
Total Liabilities and Shareholders’ Equity	158,908,614	153,419,852	23,416,443

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	6,541,059	22,167,099	3,383,359
Costs of revenues	(1,830,247)	(10,746,050)	(1,640,168)
Gross profit	4,710,812	11,421,049	1,743,191

Sales and marketing expenses	(7,296,621)	(12,997,407)	(1,983,792)
General and administrative expenses	(338,274)	(351,855)	(53,704)
Research and development expenses	(1,473,150)	(2,218,743)	(338,646)
Total operating expenses	(9,108,045)	(15,568,005)	(2,376,142)

Operating loss	(4,397,233)	(4,146,956)	(632,951)

Interest and investment income, net	460,282	970,477	148,124
Interest expenses	(150,634)	(335,456)	(51,201)
Foreign exchange loss	(19,273)	(10,374)	(1,583)
Other (loss)/income, net	(12,391)	470,384	71,795
Loss before income tax and share of results of equity investees	(4,119,249)	(3,051,925)	(465,816)
Share of results of equity investees	(80)	146,509	22,362
Income tax expenses	-	-	-
Net loss	(4,119,329)	(2,905,416)	(443,454)

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF LOSS

(Amounts in thousands of RMB and US$, except for per share data)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net loss	(4,119,329)	(2,905,416)	(443,454)
Net loss attributable to ordinary shareholders	(4,119,329)	(2,905,416)	(443,454)

Loss per ordinary share:
-Basic	(0.89)	(0.58)	(0.09)
-Diluted	(0.89)	(0.58)	(0.09)

Loss per ADS (4 ordinary shares equals 1 ADS):
-Basic	(3.54)	(2.33)	(0.36)
-Diluted	(3.54)	(2.33)	(0.36)

Weighted average number of outstanding ordinary shares (in thousands):
-Basic	4,650,112	4,983,530	4,983,530
-Diluted	4,650,112	4,983,530	4,983,530

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues
- Online marketing services and others	5,492,270	14,111,486	2,153,833
- Transaction services	1,048,789	2,931,475	447,430
- Merchandise sales	-	5,124,138	782,096
Total	6,541,059	22,167,099	3,383,359

PINDUODUO INC.

NOTES TO FINANCIAL INFORMATION

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation costs included in:
Costs of revenues	8,447	4,364	666
Sales and marketing expenses	231,799	299,483	45,710
General and administrative expenses	220,188	191,170	29,178
Research and development expenses	348,939	477,792	72,926
Total	809,373	972,809	148,480

PINDUODUO INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$)

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net cash flow used in operating activities	(567,070)	(3,724,547)	(568,477)
Net cash flow used in investing activities	(1,584,192)	(5,621,047)	(857,939)
Net cash flow provided by/(used in) financing activities	1,205,472	(1,238,874)	(189,089)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	99,058	51,550	7,868

Decrease in cash, cash equivalents and restricted cash	(846,732)	(10,532,918)	(1,607,637)
Cash, cash equivalents and restricted cash at beginning of period	33,345,857	74,843,636	11,423,370

Cash, cash equivalents and restricted cash at end of period	32,499,125	64,310,718	9,815,733

PINDUODUO INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST DIRECTLY COMPARABLE GAAP MEASURES

(Amounts in thousands of RMB and US$, except for per share data))

	For the three months ended March 31,
	2020	2021
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Operating Loss	(4,397,233)	(4,146,956)	(632,951)
Add: Share-based compensation	809,373	972,809	148,480
Non-GAAP operating loss	(3,587,860)	(3,174,147)	(484,471)

Net loss attributable to ordinary shareholders	(4,119,329)	(2,905,416)	(443,454)
Add: Share-based compensation	809,373	972,809	148,480
Add: Interest expense related to convertible bonds’ amortization to face value and gain on extinguishment, net	140,312	318,611	48,630
Less: Fair value change of long-term investments	-	(276,336)	(42,177)
Non-GAAP net loss attributable to ordinary shareholders	(3,169,644)	(1,890,332)	(288,521)

Weighted-average number of ordinary shares outstanding – basic and diluted (in thousands)	4,650,112	4,983,530	4,983,530

Basic and diluted loss per ordinary share	(0.89)	(0.58)	(0.09)
Add: Non-GAAP adjustments to loss per ordinary share	0.21	0.20	0.03
Non-GAAP basic and diluted loss per ordinary share	(0.68)	(0.38)	(0.06)
Non-GAAP basic and diluted loss per ADS	(2.73)	(1.52)	(0.23)